

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 24, 2009

Mr. John W. Hobbs
Chief Financial Officer
CommunitySouth Financial Corporation
6602 Calhoun Memorial Hwy
Easley, South Carolina 29640

> **Re:** **CommunitySouth Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 0-51896**

Dear Mr. Hobbs:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note you presented two years of financial data for each of the Items required
        by Industry Guide III (the "Guide"). Instruction 3c of the Guide states that the
        term "reported period" as used therein refers to each of the last two fiscal years
        with respect to all items, if the registrant had assets of less than $200,000,000 or
        net worth of $10,000,000 or less as of the end of its latest fiscal year. Since your
        assets as of December 31, 2008 exceed these amounts it does not appear as
        though you meet the criteria of Instruction 3c. Please include financial data for
        each of the last three and five years, as specified in Instructions 3a-b of the Guide.

Exhibit 13

Management's Discussion and Analysis

Provision and Allowance for Loan Losses, page 11

2.   We note your disclosure regarding the increase in non-performing loans. Given
        the significant increase during 2008 (approximately $9 million), please provide
        the following additional information regarding these loans as of December 31,
        2008, March 31, 2009 and June 30, 2009:

        •   Discuss whether the increase in non-performing loans relates to a few large
            credit relationships or several small credit relationships or both; and
        •   If a few large credit relationships make up the majority of your non-
            performing loans, discuss those relationships in detail, including:

                o   General information about the borrower (i.e. residential homebuilder,
                    commercial or residential land developer, etc.)
                o   The type of collateral securing the loan;
                o   The amount of total credit exposure outstanding;
                o   The amount of the allowance allocated to the credit relationship; and
                o   Provide additional discussion regarding your determination of the
                    allowance for loan loss for each credit.

        Revise your disclosures to provide such information.

Deposits, page 15

3.   According to your disclosure on page 16, the amount of certificates of deposit of
        $100,000 or more maturing within three months increased to $188 million at
        December 31, 2008 compared to $17 million at December 31, 2007. In light of
        the significant changes in expected maturities of such certificates of deposit and
        for purposes of greater transparency to the reader related to your liquidity needs,
        please revise your future filings beginning in your next Form 10-Q to provide
        interim information similar to that on page 16 as far as the amount maturing
        within the next three, six and twelve months and to quantify the amount of
        brokered deposits reflected in those tables. Discuss any trends experienced in the
        changes of such maturities as well as how you expect to fund the maturities of
        such certificates of deposit. Provide a discussion of the changes in such
        maturities linked to the discussions sources and uses of funds in your Liquidity
        section.

Critical Accounting Policies, page 18

4.   We note your reference to another portion of the document for a discussion of
        your most critical accounting estimate, allowance for loan losses. Please revise to
        provide enhanced discussion and analysis of critical accounting estimates and
        assumptions that:

        •   supplements, but does not duplicate, the description of accounting policies in
            the notes to the financial statements; and
        •   provides greater insight into the quality and variability of information
            regarding financial condition and operating performance.

        For further guidance, refer to Release No. 33-8350 "Interpretation: Commission
        Guidance Regarding Management's Discussion and Analysis of Financial
        Condition and Results of Operations."

Liquidity Management, page 18

5.   Please expand your current discussion of liquidity to provide the following to the
        extent material:

        •   a discussion of historical information regarding sources of cash expenditures;

        •   an evaluation of the amounts and certainty of cash flows;

- the existence and timing of commitments for known and reasonably likely cash requirements;

- a discussion and analysis of known trends and uncertainties;

- a description of expected changes in the mix and relative cost of funding sources;

- indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and

- a discussion of prospective information regarding your sources of funds, except where otherwise clear from the discussion.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Form 10-Q for the Quarterly Period Ended March 31, 2009

Note 6 – Commitments and Contingencies, page 12

6. We note your statement which states that "the completion of the branch is currently on hold due to the bank's balance sheet restructuring and no growth policy." It appears that your balance sheet restructuring and no growth policy was not discussed in your Management's Discussion Analysis. Since this type of restructuring and policy change seem significant to investors, this information should be explained in detail in the summary section of the MD&A. For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Results of Operations, page 18

7. It appears that your interest income decreased from $6.2 million for the three months ended March 31, 2008 to $4.9 million for the three months ended March 31, 2009. Since this 21% decrease appears to be material to your financial statements please provide a net interest earnings discussion as required by Section I of Industry Guide III (the "Guide").

Assets and Liabilities, page 19

8.   You disclose on page 21 that you replaced your outstanding FHLB advances with
        brokered certificates of deposit in order to extend maturities and remove the risk
        of the borrowings being called. Please revise this section or your liquidity section
        to provide a discussion of the relative cost of funding and the corresponding
        maturity periods between FHLB advances and brokered certificates of deposit.
        Also, provide a discussion of the risks related to your ability to rollover brokered
        certificates of deposit, including their interest rate sensitivity.

                                    *   *   *   *

        Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detail letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filings;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director